SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                 PXRE GROUP LTD.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    G73018106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
--------------------------------------------------------------------------------
               authorized to receive notices and communications)


                                  May 28, 2003
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========== =========================================================================================================================

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  5,390,748 (1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              5,390,748 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,419,462
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [X]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           23.6%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------
(1) Assumes conversion of all Preferred Shares, par value $1.00 per share
("Preferred Shares"), held by the Reporting Person to Common Shares, par value
$1.00 per share ("Common Shares"), at a conversion price of $14.97.


                                       2

========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
----------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  28,714 (1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                               28,714 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,419,462
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [X]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           23.6%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------
(1) Assumes conversion of all Preferred Shares held by the Reporting Person to
Common Shares at a conversion price of $14.97.


                                       3

========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                               5,419,462 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                               5,419,462 (1)
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,419,462
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [X]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           23.6%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------
(1) Includes 5,390,748 and 28,714 Common Shares that may be owned by Capital Z
Financial Services II, L.P. and Capital Z Financial Services Private Fund II,
L.P., respectively, upon conversion of Preferred Shares at a conversion price of
$14.97.


                                       4

========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,419,462 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,419,462 (1)
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,419,462
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           23.6%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -------------------------------------------------------------------------------------------------------------------------
(1) Includes 5,390,748 and 28,714 Common Shares that may be owned by Capital Z
Financial Services II, L.P. and Capital Z Financial Services Private Fund II,
L.P., respectively, upon conversion of Preferred Shares at a conversion price of
$14.97.


                                       5

========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z MANAGEMENT, LLC
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  15,000 (1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                               15,000 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,000
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.1%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
---------- -------------------------------------------------------------------------------------------------------------------------
(1) Includes an option to purchase 10,000 Common Shares at a exercise price of
$20.38 per share.


This Statement on Schedule 13D is filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") and Capital Z Management, LLC, a Delaware limited liability company ("Capital Z Management", collectively, the "Reporting Persons").

Each of the Reporting Persons, other than Capital Z Management, previously filed a Statement on Schedule 13D on December 10, 2001, as amended by amendment No. 1 thereto filed on July 12, 2002, (the "Initial Statement on Schedule 13D") jointly with Reservoir Capital Master Fund, L.P. ("Reservoir Master Fund"), Reservoir Capital Partners, L.P. ("Reservoir Partners"), Reservoir Capital Group, L.L.C. ("Reservoir Group"), Reservoir Capital Management, L.L.C. ("Reservoir Management"), Reservoir Capital Associates, L.P. ("Reservoir Associates" and together with Reservoir Master Fund, Reservoir Partners, Reservoir Group and Reservoir Management, the "Reservoir Persons") and RER Reinsurance Holdings, Inc. ("RER").

The Reporting Persons have determined to file this Statement on Schedule 13D separately from the Reservoir Persons and RER.

This Statement on Schedule 13D incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D, in particular by adding Capital Z Management as a Reporting Person and reflecting the receipt of common shares and options to purchase common shares of PXRE Group, Ltd. by Capital Z Management.

Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Initial Statement on Schedule 13D.


ITEM 1.         SECURITY AND ISSUER.

           This Statement relates to the Common Shares, par value $1.00 per share (the "Common Shares"), of PXRE Group Ltd., a Bermuda corporation (the "Company").

           The Company's principal executive office is located at 12 Church Street, Suite 231, Hamilton HM 11, Bermuda.

ITEM 2.         IDENTITY AND BACKGROUND.

           Capital Z Management is a Delaware limited liability company that provides certain management services to, among others, Capital Z Fund II and Capital Z Private Fund II.

           Information regarding the control persons and executive officers of the Capital Z Management is set forth on Schedule I attached hereto, which
Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

           The principal business address of Capital Z Management is 54 Thompson Street, New York, New York 10012.

           Neither Capital Z Management nor any of the persons identified on
Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           Neither Capital Z Management nor any of the persons identified on
Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The information in Item 5 with respect to the receipt of the Granted Shares (as defined in Item 5), the Option (as defined in Item 5 below) and the Preferred Shares is incorporated herein by reference.

           None of the Reporting Persons intend to borrow any funds in connection with the acquisition or receipt of Common Shares or options to purchase Common Shares.

ITEM 4.         PURPOSE OF TRANSACTION.

           The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reporting Persons also intend to continue to have active participation in the management of the Company through representation on the Board of Directors.

           Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.


ITEM 5.         INTEREST IN SECURITIES OF ISSUER.

                     (a) - (b)

           The information on the cover pages is incorporated herein by reference.

           Capital Z Management may be deemed to be part of a group together with Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd and therefore be deemed to beneficially own the shares beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. but no Reporting Person affirms the existence of any such group. Such group would beneficially own 5,434,462 Common Shares, assuming conversion of all Preferred Shares held by such group at a conversion price of $14.97, which would represent 23.6% of the total outstanding Common Shares, assuming conversion of all outstanding Preferred Shares.

           Capital Z Management disclaims any beneficial ownership of any shares owned or deemed to be beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. each disclaim beneficial ownership of any shares owned by Capital Z Management.

           The Reporting Persons may be deemed to be part of a group together with the Reservoir Persons and RER and therefore be deemed to beneficially own the shares beneficially owned by the Reservoir Persons and RER but no Reporting Person affirms the existence of any such group. The Reporting Persons disclaim any such beneficial ownership.

           All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and based on the 12,181,818 Common Shares outstanding as of May 5, 2003, and assuming that all outstanding Preferred Shares are converted into Common Shares.

           (c) Under the terms of the PXRE Group Ltd. Director Stock Plan (the "Plan"), members of the Board of Directors of PXRE Group, Ltd. are automatically entitled to receive annually (i) a grant of 2,500 restricted Common Shares and
(ii) a grant of an option to purchase 5,000 Common Shares. Section 9.2 of the Plan permits certain directors to cause such option to be granted directly to their employers (or to affiliates of their employers) subject to the same terms and conditions under the Plan as would apply if the director had retained such option personally.

           On May 28, 2003, Capital Z Management, as the designee of Susan Fleming and Bradley Cooper, received a grant of 5,000 Common Shares (the "Granted Shares") and a option to purchase an additional 10,000 Common Shares (the "Option"). The Option vests in three equal installments over following the completion the directors first term year following the date of grant.

           Pursuant to the terms of the Preferred Shares as set forth in the Description of Stock, Capital Z Fund II, and Capital Z Private Fund II received dividends in the form of additional Preferred Shares on (i) June 30, 2002, (ii) September 30, 2002, (iii) December 30, 2002 and (iv) March 31, 2003. The table below represents the additional shares received assuming conversion to Common Shares at the current conversion price of $14.97.

------------------------------ ------------------------ ----------------------- ------------------------ -----------------------
                               June 30, 2002            September 30, 2002      December 30, 2002        March 31, 2003
------------------------------ ------------------------ ----------------------- ------------------------ -----------------------
Capital Z Fund II              96,347.2                 101,596.4               103,628.4                105,700.9
------------------------------ ------------------------ ----------------------- ------------------------ -----------------------
Capital Z Private Fund II      513.2                    541.2                   552.0                    563.0
------------------------------ ------------------------ ----------------------- ------------------------ -----------------------


           Pursuant to the terms of the Preferred Shares as set forth in Section 7(d) of the Description of Stock, the conversion price of the Preferred Shares was adjusted on March 31, 2003 from $15.49 to $14.97.

           Other than the transactions described above, the Reporting Persons have not effected any transactions in respect of the Common Shares or the Preferred Shares within the past 60 days.


                     (d) None.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                None, other than as described in the Initial Statement on
Schedule 13D.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                1. Joint Filing Agreement, dated June __, 2003.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                               Date:  June 27, 2003.

                                   CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                                   By: Capital Z Partners, Ltd., it ultimate
                                       general partner


                                   By:  /s/ David A. Spuria
                                      ------------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary

                                   CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                                   By: Capital Z Partners, Ltd., it ultimate
                                       general partner


                                   By:  /s/ David A. Spuria
                                      ------------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary

                                   CAPITAL Z PARTNERS, L.P.
                                   By: Capital Z Partners, Ltd., it ultimate
                                       general partner


                                   By:  /s/ David A. Spuria
                                      ------------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary

                                   CAPITAL Z PARTNERS, LTD.
                                   By: Capital Z Partners, Ltd., it ultimate
                                       general partner


                                   By:  /s/ David A. Spuria
                                      ------------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary

                                   CAPITAL Z MANAGEMENT, LLC.


                                   By:  /s/ David A. Spuria
                                      -----------------------------------------
                                      David A. Spuria
                                      General Counsel, Vice President of
                                      Administration and Secretary

                                                                      SCHEDULE I
                                                                      ----------

                     CONTROL PERSONS AND EXECUTIVE OFFICERS
                        OF THE CAPITAL Z MANAGEMENT, LLC


           The names, present principal occupations and business addresses of the control persons and executive officers of Capital Z Management, LLC are set forth below. The control person's or executive officer's business address is that of the Capital Z Management LLC. Unless otherwise indicated, each occupation set below an individual's name refers to his occupation with Capital Z Management, LLC. Each of the named individuals is a citizen of the United States of America except for Laurence Cheng who is a citizen of Canada.

Robert A. Spass
Chairman of the Board

Laurence W. Cheng
Chief Executive Officer and Director

Bradley E. Cooper
Senior Vice President and Director

Mark K. Gormley
Senior Vice President and Director

Scott M. Delman
Senior Vice President and Director

David A. Spuria
General Counsel, Vice President of Administration and Secretary

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary